

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Renee J. Peterson
Vice President, Chief Financial Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, Minnesota 55420-1196

   Re: The Toro Company
     Form 10-K for the fiscal year ended October 31, 2021
     Filed December 17, 2021
     Form 8-K 2.02
     Filed June 2, 2022
     File No. 001-08649

Dear Ms. Peterson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction